

October 20, 2006

Via Facsimile at (202) 654-4952 and U.S. Mail

Dennis O. Garris, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309

RE: Gold Kist Inc.
Schedule 14D-9 filed October 12, 2006, as amended
File No. 5-81988

Dear Mr. Garris:

We have the following comments on the above-referenced filings.

Schedule 14D-9 filed October 12, 2006

Item 4. The Solicitation or Recommendation, page 2

1. We note your references to presentations by your financial advisor. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing your discussions with Merrill Lynch and Gleacher in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the board and/or special committee. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

    Reasons for the Recommendation of the Board, page 8

2. As Pilgrim's offer is at a premium with respect to Gold Kist's price per share, please provide supplemental support for the market, sales and other assertions and estimates you cite which provide the basis for your recommendation. We note, for example, the following information provided in support of the recommendation:

    -   the statements regarding Gold Kist's strong market position on page 8;
    -   the statement that "Pilgrim made its proposals at a time when Gold Kist's

> stock price was temporarily depressed;"
> - the statement that the Pilgrim offer is timed "to take advantage of recent short-term relative undervaluation of Gold Kist's expected operating performance;" and
> - the statement that "Gold Kist performed comparatively well in the recent down-cycle in the industry and is poised to benefit from potential expansion of financial multiples."

Recommendation of the Board, page 15

3. Item 1012(c) of Regulation M-A requires you to make "reasonable inquiry" about whether your officers, directors, subsidiaries or affiliates will tender their shares into the offer. You disclose that "to the best knowledge of Gold Kist, none of the Company's executive officers, directors, affiliates, or subsidiaries currently intends to tender shares." Please explain supplementally, with a view to additional disclosure, how you satisfied your obligation under Item 1012 to make "reasonable inquiry."

Item 7. Purposes of the Transaction and Plans or Proposals, page 16

4. We are mindful of the balance between full disclosure to shareholders regarding discussions with other possible business combination partners, and the concern about jeopardizing an agreement with such other partners that may not yet have been finalized. Even where no formal agreement has been reached with another party, the existence of an auction process by Gold Kist or other efforts to find an alternative business combination partner or an alternative kind of transaction for the company is required disclosure under Item 1006(d) of Regulation M-A. We believe the disclosure in Item 7 concerning the special committee's efforts to identify other possible alternative transactions is potentially overly vague because it does not even specify the kind of transaction you are discussing with a third party or parties. We believe at a minimum you are required to disclose additional details about the specific kind(s) of transaction(s) being discussed. In addition, we remind you that the obligation to amend the Schedule 14D-9 to reflect new, material information is an ongoing one under Rule 14d-9(c) and must be considered as events develop.

5. See our last comment above. Explain why you believe disclosing the *number* of third parties with whom you have had contact, and additional general disclosure about the stage of your negotiations with them, is not required pursuant to Item 1006(d).

Forward-Looking Statements, page 20

6. We note your statement that Gold Kist undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Please revise your disclosure in light of your obligation to update your Schedule 14D-9 in the event of any material change. Refer to Rule 14D-9(c).

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since Gold Kist and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the Gold Kist acknowledging that:

- Gold Kist is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- Gold Kist may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please revise your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3345.

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions